EXHIBIT 21
SUBSIDIARIES
The following is a list of certain subsidiaries of USG Corporation as of February 8, 2017, the principal names under which such subsidiaries do business and the state or country in which each is organized. The list does not include subsidiaries which would not, if considered in the aggregate as a single subsidiary, have constituted a significant subsidiary within the meaning of Item 601(b)(21)(ii) of Regulation S-K as of December 31, 2016.

Name of Company	Organized Under Laws of

United States Gypsum Company	Delaware
USG Interiors, LLC	Delaware
USG Foreign Investments, Ltd.	Delaware
USG Netherlands Global Holdings B.V.	Netherlands
CGC Inc.	New Brunswick